UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.4) 1

Concord Camera Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

206156200
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2009
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 206156200

1	NAME OF REPORTING PERSONS EVEREST SPECIAL SITUATIONS FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 278,039
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 278,039
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 206156200

1	NAME OF REPORTING PERSONS MAOZ EVEREST FUND MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 278,039
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 278,039
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 206156200

1	NAME OF REPORTING PERSONS ELCHANAN MAOZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 278,039
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 278,039
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 206156200

        The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D (“Schedule 13D”) filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

        Item No. 3 is hereby amended and restated in its entirety to read as follows:

        The aggregate purchase price, including commissions, of the 278,039 Shares purchased by ESSF and reported in this Schedule 13D is $950,488 (including all brokers’ commissions). The Shares reported herein were purchased with the working capital of ESSF.

Item 5.	Interest in Securities of the Issuer.

        Item 5(a) is hereby amended and restated in its entirety to read as follows:

    (a)        As of July 15, 2009, ESSF owned 278,039 Shares, which constitutes approximately 4.70% of the 5,913,610 outstanding Shares (based upon the number of Shares that were reported to be outstanding in the Issuer’s Form 10-Q for the quarterly period ended December 27, 2008 filed with Securities and Exchange Commission on March 16, 2009).

        MEFM, by virtue of its status as the general partner of ESSF, and Mr. Maoz, by virtue of his status as a controlling stockholder of MEFM, may be deemed to own beneficially the Shares held by ESSF. Consequently, each of MEFM and Mr. Maoz may be deemed to own beneficially 278,039 Shares that constitute approximately 4.70% of the outstanding Shares. MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

        Item 5(c) is hereby amended to include the following:

    (c)        Schedule B attached hereto sets forth the transactions effected by ESSF with respect to the Common Stock during the past sixty days. Unless otherwise noted, all such transactions were effected in the open market. Except as reported herein, no other Reporting Person effected any transactions with respect to the Issuer’s Shares during the past sixty days.

CUSIP NO. 206156200

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2009	EVEREST SPECIAL SITUATIONS FUND L.P. By: Maoz Everest Fund Management Ltd., General Partner By: /s/ Elchanan Maoz —————————————— Elchanan Maoz, Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD. By: /s/ Elchanan Maoz —————————————— Elchanan Maoz, Chairman and Chief Executive Officer

By: /s/ ELCHANAN MAOZ —————————————— ELCHANAN MAOZ

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased (Sold)	Price Per Share ($)	Date of Purchase/Sale

EVEREST SPECIAL SITUATIONS FUND L.P.

Common Stock	(20,000)	2.972	14/07/09

Common Stock	(2,200)	3.000	15/07/09

MAOZ EVEREST FUND MANAGEMENT LTD.
None

ELCHANAN MAOZ
None